Exhibit 3.6

AMENDMENT NO. 3

TO THE

SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF

SHEPHERD’S FINANCE, LLC

In accordance with Section 14.09 of the Second Amended and Restated Limited Liability Company Agreement, effective as of March 16, 2017, as amended (the “Operating Agreement”), of Shepherd’s Finance, LLC, a Delaware limited liability company (the “Company”), the Operating Agreement is hereby amended by this Amendment No. 3 (this “Third Amendment”). Capitalized Terms used and not otherwise defined in this Third Amendment shall have the meaning set forth in the Operating Agreement.

W I T N E S S E T H :

WHEREAS, the Members now desire to amend the Operating Agreement by this Third Amendment to reflect the agreement of the Members.

NOW THEREFORE, in consideration of the matters set forth above, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members hereto agree as follows:

1. Amendment to § 11.03. Section 11.03 of the Operating Agreement is hereby amended to add a new subsection Section 11.03(f) as follows:

The Tax Matters Member has full authority to allocate state income between Members in any manner that the Tax Matters Member, in its sole discretion, deems most efficient for combined Members, as a whole. Such authority may be exercised retroactively with regards to any report or tax return which is due but has not yet been filed with any Taxing Authority.

2. Continuation of Operating Agreement. The Operating Agreement and this Third Amendment shall be read together and shall have the same force and effect as if the provisions of the Operating Agreement and this Third Amendment were contained in one document. Any provision(s) of the Operating Agreement not amended by this Third Amendment shall remain in force and effect as provided in the Operating Agreement immediately prior to the date hereof. In the event of a conflict between the provisions of this Third Amendment and the Operating Agreement, the provisions of this Third Amendment shall control. This Third Amendment shall be binding upon, and inure to the benefit of, the Members hereto, their respective heirs, legal representatives and assigns.

3. Governing Law. All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Third Amendment shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would case the application of laws of any jurisdiction other than those of the State of Delaware.

4. Counterparts. This Third Amendment may be executed in counterparts, each of which shall for all purposes be deemed an original, and all such counterparts shall together constitute one and the same instrument. A signed copy of this Third Amendment delivered by facsimile, e-mail, or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Third Amendment. The signature pages to this Third Amendment shall be deemed and may be used as counterpart signature pages to the Operating Agreement.

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IN WITNESS WHEREOF, the parties to this Third Amendment have executed this Third Amendment effective as of January 9, 2024.

THE COMPANY:

Shepherd’s Finance, LLC

By:	/s/ Daniel M. Wallach
Name:	Daniel M. Wallach
Title:	Chief Executive Officer

THE MEMBERS (COMMON)

Daniel M. Wallach and Joyce S. Wallach

/s/ Daniel M. Wallach
Daniel M. Wallach

/s/ Joyce S. Wallach
Joyce S. Wallach

2007 Daniel M. Wallach Legacy Trust

By:	/s/ Daniel M. Wallach
Daniel M. Wallach, Trustee

/s/ Eric A. Rauscher
Eric A. Rauscher

/s/ William Myrick
William Myrick

/s/ Kenneth R. Summers
Kenneth R. Summers

/s/ Barbara L. Harshman
Barbara L. Harshman

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